

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Helena Santos
President and Chief Executive Officer
Scientific Industries, Inc.
80 Orville Drive
Suite 102
Bohemia, New York 11716

>   **Re: Scientific Industries, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 15, 2024**
>   **File No. 333-278009**

Dear Helena Santos:

   We have conducted a limited review of your registration statement and have the following comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed March 15, 2024

Selling Stockholders, page 14

1.   Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, and that some of the selling stockholders may be affiliates of the registrant, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: John F.F. Watkins